 Exhibit 20(i)

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SPRING 2008

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 29, 2008. Comparative, unaudited, financial results for the third quarter and nine month periods are as follows:

THIRD QUARTER	F/Y 07-08	F/Y 06-07
SALES	$4,926,252	$4,604,636
NET INCOME	$365,009	$238,171
EARNINGS PER SHARE	12¢	8¢

NINE MONTHS	F/Y 07-08	F/Y 06-07
SALES	$13,610,843	$12,429,113
NET INCOME	$826,548	$532,458
EARNINGS PER SHARE	26¢	17¢

SHARES OUTSTANDING	3,156,061	3,151,423

Taylor Devices' firm order backlog continues to be strong at $11.6 million. Shipment levels and income are continuing to increase over 2007. Current activity in the U.S. construction market remains steady, with offshore markets still increasing. Military and aerospace sales are steady.

ITEM: NEW ORDERS ~ DEFENSE AND AEROSPACE

  Naval Navigation Systems

The Company has recently received an order for its patented Tension-Compression Shock Isolators as used for many years on shipboard navigators of the Ring Laser and Fiber Optic Gyro types. This order is for a total of 35 shipsets of these isolators. The Company's products hold the navigation system in near perfect alignment relative to the ship's keel under all conditions of shock and vibration that the ship can experience. After absorbing shock inputs, including those of explosions, the isolators automatically re-align the navigator such that the ship can maintain its true desired course.

  Naval Shipboard Gun Systems

The U.S. Navy is upgrading its MK-15 Phalanx close-in ship's defense system to incorporate the latest technology. As part of this program, the Company has received an order for Elevation Shock Absorbers to back-fit 145 existing Phalanx systems. Approximately 500 of these systems are currently in world-wide service.

  Navy SM-3 Missile with Taylor Isolators Destroys Satellite in Space

On February 20, a U.S. Navy SM-3 Standard Missile destroyed an out-of-service U.S. satellite that was soon to re-enter the atmosphere. To preclude the small but still distinct chance that some portions of the satellite could fall to earth over a populated area, the U.S. Navy was authorized to shoot down the satellite. A single SM-3 Missile was subsequently launched from the warship Lake Erie and scored a direct hit, exploding the vehicle and eliminating the potential problems from de-orbiting.

The SM-3 Missile is launched from a shipboard launch canister using four of the Company's patented Tension-Compression Shock Isolators to continuously protect the missile from possible shock and vibration damage prior to launch. The SM-3 is a new missile and is designed to intercept short and medium range ballistic missiles launched by an enemy from land, sea or air bases. If fully funded by the U.S. Government, production is expected to last for many years. The Company recently received an additional U.S. Navy contract for 30 more shipsets of SM-3 Missile Canister Isolators.

ITEM: NEW ORDERS ~ SEISMIC

  250 West 55th Street Tower - New York, NY

This new 39-story, 1 million square foot office tower is now under construction by Boston Properties in New York City. The new building is a design by world renown Skidmore Owings & Merril, and features all glass curtain walls and a 57-foot high wrap-around glass facade. Boston Properties has announced a total investment of some $910 million in this project and indeed has already signed leases for more than 20% of the tower, even though the building is not expected to be completed until January 2010.

New York City's tall buildings are usually more susceptible to excessive swaying in high winds than earthquakes, and 250 West 55th Street requires a wind damping system that will utilize large patented Taylor Frictionless Hermetically Sealed Dampers. This is the same type of damper being utilized in the famed Guggenheim Museum in New York City, a project announced by the Company in our last newsletter.

A total of seven large-capacity wind dampers will be used to reduce wind motions throughout the building. Each damper produces up to 200 tons of force, with a nearly frictionless response for maximum occupant comfort. These will be the largest Hermetically Sealed Dampers ever constructed, nearly a factor of 10 higher in force than those previously produced by the Company. This design was originally conceived for use on satellites in outer space, with more than 70 orbiting satellites, both commercial and military, presently in service with these products.

  Jiangyin Bridge - China

The Jiangyin Bridge is a suspension style bridge with a 4,500 foot long main span. It is the most seaward bridge across China's Yangtze River. Bridges of this type require almost continuous maintenance and a large work station platform is temporarily suspended under the bridge and moved to various points as needed.

The issue with this particular bridge was excessive motions of the entire maintenance platform, caused by frequent small earthquakes and wind storms. The Company worked with a Chinese design firm to develop a seismic protection system for the platform that could be easily moved with the entire platform along the bridge. For ease in periodically attaching and disconnecting the seismic dampers, a magnetic attachment system was developed using large commercially available industrial magnets. This could well prove to be a new product line since platforms of this type are in worldwide use.

  TSMC #12P4 Fabrication Plant - Taiwan, ROC

This plant manufactures computer chips and the entire building must be protected against earthquakes, typhoons, and traffic vibrations. Any appreciable movement of the chip making machinery will degrade product quality, and earthquake motions can easily damage the delicate and very expensive chip making machines. Seismic and vibration protection will be provided by 18 Taylor Seismic Dampers, each rated at up to 220 tons of output force.

ITEM: FACILITIES EXPANSION

The Company's increased shipping volume over the past years has overrun the existing capacity of our assembly areas for smaller products. In some cases, this has increased assembly time substantially with temporary assembly areas being hurriedly set up in whatever space is available.

In order to ensure continued high quality products produced efficiently, the Company needs to dedicate more space to training employees. This issue is combined with a limited capacity employee cafeteria, constructed back in the early 1960's when Company employment was less than one quarter of what it is currently.

To solve these problems, the Company will construct a stand-alone training center at our existing Tonawanda Island site. The present employee cafeteria is located next to the existing small assembly area. Thus, with an interior wall removed the present assembly area will be expanded to include the former cafeteria space.

The building will also include a conference area to accommodate the larger groups of customers who visit our facility periodically. Total area of the new construction is 2,100 square feet.

ITEM: NEW TORRE MAYOR VIDEO RELEASED

In 2007, a film crew from the U.K. visited the 57-floor Torre Mayor office building in Mexico City, with a secondary stop in New York City to interview the original project engineers. The result is a 28 minute video in which the large Taylor Dampers at Torre Mayor are featured. Interviews take place with occupants of the building during the frequent earthquakes it has experienced safely during the years the building has been in service. The Company is listed prominently in the credits. This video is part of a series titled "Vertical City," produced by Electricsky Productions, Brighton, U.K. The series is now available for syndication throughout Europe and eventually may air here in the U.S. on science orientated cable TV channels.

                                                                By: /s/Douglas P. Taylor
                                                                        Douglas P. Taylor
                                                                        President